Exhibit 1

For the forward-looking non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis, as the effect of adjusting items and rates of exchange, which could be significant, may be highly variable and cannot be estimated with reasonable certainty. As such, no reconciliations for this forward-looking non-GAAP information are available and we are unable to present revenue before presenting constant currency New Category revenue.

This announcement contains inside information.

8 June 2021
BRITISH AMERICAN TOBACCO p.l.c.
2021 First Half Pre-Close Trading Update

CONTINUED NEW CATEGORY ACCELERATION
Trading update - ahead of closed period commencing 28 June 2021

Jack Bowles, Chief Executive:

‘We are accelerating our transformation to build A Better Tomorrow.

We are creating brands of the future and sustainable value for all our stakeholders. We added +1.4m non-combustible product consumers1 in Q1, to reach a total of 14.9m.

We are investing and building strong, fast growing international brands in each segment, rapidly accelerating our reach and consumer acquisition, thanks to our digitalisation and our multi-category consumer-centric approach, supported by the right resources and products, and our agile organisation. Our portfolio of non-combustible products is tailored to meet the needs of adult consumers. We are growing New Categories at pace, encouraging more smokers to switch to scientifically substantiated reduced risk alternatives2.

We continue to expect 2021 to be a pivotal year for the business, with accelerating New Category revenue growth, a clear pathway to New Category profitability by 2025, and leverage reducing to c.3x by year end.

ESG is deeply embedded in our organisation, and we have set ourselves stretching targets: £5bn New Category revenue by 2025; 50 million consumers of non-combustible products and carbon neutrality across our own operations by 20303, which I am confident in delivering.

In summary, we are accelerating our transformation with increased investment capitalising on our growing momentum in the New Categories, and a record quarter for consumer acquisition. This, together with our strong business performance, is reflected in our upgraded Group revenue growth guidance of above 5% for 2021.
The momentum across the business is strong, and I am excited about the future for BAT.’

FY 2021 expectations:
o	Upgraded constant currency revenue growth of above 5%, ahead of our 3-5% guidance
o	Mid-single digit adjusted diluted constant currency EPS growth
o	Strong operating cashflow conversion in excess of 90%
o	Leverage reducing to around c.3x Adjusted Net debt4/ Adjusted EBITDA[5] by year end

Driven by:
o	Accelerating acquisition of non-combustible product consumers[1], up +1.4m to 14.9m in Q1, with our New Category products now sold in 74 markets across 53 countries
o	Continued acceleration of New Category volume and revenue growth, with market share[6] gains across all three New Categories in all key markets
o	Further increased New Category investment, weighted to H1, capitalising on our good momentum
o	Strong combustibles pricing and robust volume
o	Negative geographic mix driven by a continuing recovery in Emerging Markets
o	No expected recovery in Global Travel Retail until 2022
o	A robust US performance, driven by New Category growth and strong combustible pricing
o	Associate income reflecting the impact of the COVID environment in India on ITC, given our share of results are reported one quarter in arrears
o	Operating cash conversion weighted to the second half due to the phasing of Excise and MSA payments relative to the prior year

o	Translation headwind of c.-8% on adjusted diluted EPS growth, and a transactional headwind of c.-2% on adjusted profit, for both H1 and FY 2021, applying current foreign exchange spot rates[7]

Trading update detail: Strong share6 growth in each New Category across key markets

Vuse approaching global leadership in vapour reaching 31.4% category value share in Top 5 vapour markets April YTD, up 5.9 ppts vs FY 2020
o	Vuse independently confirmed as the first global carbon neutral vape brand[8]
o	Vuse/Vype growing value share in all Top 5 markets and continuing to close the gap on global leadership
o	Vuse/Vype brand migrations in Top 5 markets to be completed by the end of H1
o	Continued volume share leadership of devices in all Top 5 markets
o	Vuse now leads the category in 16 states in the US, with a total YTD Vuse family value share of 29.8%; Vuse Alto value share is up 6.9 ppts v FY20 to 27.2% YTD glo achieving strong volume share growth in ENA driven by Hyper, with continued positive volume share momentum in Japan. glo’s THP category volume share of consumables in the Top 9 THP markets reached 16.2% April YTD, up 2.9 ppts vs. FY 2020
o
In Japan, glo nicotine (FMC+THP) volume share grew +80bps v FY20 to reach YTD share of 6.2%. Whilst volume growth continued to be strong, revenue in H1 is expected to be impacted by increased consumer acquisition investment, and partial absorption of excise also due to the disproportionate impact of the excise harmonisation on our products

o
In ENA, which represents more than half of global THP industry volume, glo Hyper drove strong volume share growth, reaching a glo YTD nicotine (FMC+THP) volume share of 1.7% in Russia, Ukraine 2.7%, Romania 1.5% and 1.4% in Italy, in April

o	glo Hyper is now launched in 18 of 21 glo markets with further expansion planned in H2 2021

Consolidating International volume share leadership in Modern Oral, with strong Velo volume share growth in the US. Modern Oral Category share of Modern Oral in Top 5 markets reached 40.2% April YTD up 3.4 ppts vs. FY 2020
o	Velo volume share in the US up strongly by 6 ppts from December to reach an April share of 14.6% in a competitive market
o	On track for unconstrained US production capacity around mid-year
o	In Sweden and Norway modern oral category volume share of 57.6% and 63.3% drove total oral category volume share of 6.7% and 17.2%, up 1.8 ppts and 2.0 ppts YTD v FY20 respectively

Continued value and volume share gains in combustibles, with strong pricing partially offset by geographic mix
o	Group value and volume share both up 10bps YTD. Group FY cigarette volume expected to be ahead of the industry, with FY industry volume expected to be down c.3%
o	We continue to extract costs, rationalise, and simplify our combustible portfolio and Strategic Brands represent around two thirds of our volume
o	Volume recovery and share growth in key Emerging Markets, including Bangladesh, Pakistan and Vietnam
o
Expected strong constant currency revenue growth in the US driven by strong price mix, and value share up 40bps YTD, with premium share up 40bps YTD, driven by Natural American Spirit and Newport, reflecting no accelerated downtrading in our portfolio

o	The US industry volume outlook remains unclear, due to continuing macro-economic and fiscal uncertainties

Building on our strong ESG foundations we are creating shared value for all our stakeholders, recent highlights include:
o	In 2020, we set ambitious environmental targets[3], including achieving carbon neutrality across our own operations by 2030, and for our tobacco supply chain to be free of child labour by 2025.
o	In 2021, we set additional stretching targets, which include achieving carbon neutrality across our value chain by 2050 and 100% renewable electricity in operations sites by 2030
o
We have a substantial body of scientific data for our reduced risk products[2] across each category and look forward to publishing our glo 180 day study in July, following very encouraging results from our 90 day study.

o
Our work has continued to receive external recognition this year, including Refinitiv ranking BAT as the third highest ESG-rated FTSE100 company, the Financial Times naming us as Climate and Diversity leaders, and being recognised as a Global Top Employer for the fourth year in a row by the Top Employers Institute.

For further information, please contact:

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours) | @BATplc

British American Tobacco Investor Relations
Mike Nightingale / Victoria Buxton / William Houston / John Harney
+44 (0) 20 7845 1180 / 2012 / 1138 / 1263

Webcast and Conference call - The conference call will begin at 8.30am (BST).

You can access the audio webcast via our website. You can also listen via conference call by dialling the numbers below, using the password: BAT Pre-Closing Update

United Kingdom Toll-Free: 0808 109 0700
United Kingdom Toll: +44 (0) 33 0551 0200

United States Toll-Free: 1 866 966 5335
United States New York: +1 212 999 6659

South Africa Toll-Free: 0 800 980 512
Johannesburg Toll: +27 (0) 11589 8302

A playback facility for the conference call will be available online via www.bat.com.

Market share and volume data (unless otherwise stated) YTD April 2021.

T9 THP markets: Japan - CVS-BC, South Korea - CVS, Russia - IMS (BAT+PMI), Italy - Nielsen, Germany - Nielsen, Romania - Nielsen, Ukraine - Nielsen, Poland - Nielsen, Czech - Nielsen.
T5 Vapour markets: US - Marlin, Canada - Scan Data, UK - Nielsen, France - Strator, Germany - Nielsen.
T5 M Oral markets: US - Marlin, Sweden - Nielsen, Denmark - Nielsen, Norway - Nielsen, Switzerland - Scan Data excl. SPAR and Top CC.

1 Non-Combustible Consumer Definition: The number of consumers of Non-Combustible products is defined as the estimated number of Legal Age (minimum 18 years, US: 21 years) consumers of the Group’s Non-Combustible products. In markets where regular consumer tracking is in place, this estimate is obtained from adult consumer tracking studies conducted by third parties (including Kantar). In markets where regular consumer tracking is not in place, the number of consumers of Non-Combustible products is derived from volume sales of consumables and devices in such markets, using consumption patterns obtained from other similar markets with consumer tracking (utilising studies conducted by third parties including Kantar).
The number of Non-Combustible products consumers is used by management to assess the number of consumers regularly using the Group’s New Category products as the increase in Non-Combustible products is a key pillar of the Group’s ESG Ambition and is integral to the sustainability of our business.

The Group’s management believes that this measure is useful to investors given the Group’s ESG ambition and alignment to the sustainability of the business with respect to the Non-Combustibles portfolio.
2 Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to Food and Drug Administration (FDA) regulation and no reduced-risk claims will be made as to these products without FDA clearance.
3 Environmental Targets cover: climate change, water and waste, sustainable agriculture. Full details are available from the ESG Report https://www.bat.com/group/sites/UK__9D9KCY.nsf/vwPagesWebLive/DOAWWEKR/$file/BAT_ESG_Report_2020.pdf.
4 Adjusted Net Debt is not a measure defined by IFRS. Adjusted Net Debt is total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value, excluding the impact of the revaluation of Reynolds American Inc. acquired debt arising as part of the purchase price allocation process.
5 Adjusted EBITDA is not a measure defined by IFRS. Adjusted EBITDA is profit for the year before net finance costs/income, taxation on ordinary activities, depreciation, amortisation, impairment costs, the Group’s share of post-tax results of associates and joint ventures, and other adjusting items.
6 Share growth refers to volume share for THP and Modern oral and Value share for Vapour
As used herein, volume share refers to the retail sales volume of the product sold as a proportion of total retail sales volume in that category and value share refers to the retail sales value of the product sold as a proportion of total retail sales value in that category. Please refer to the 2020 Annual Report on Form 20‐F for a full description of these measures, together with a description of other Key Performance Indicators (KPIs), on page 275-275
7 Current exchange rates of USD/GBP 1.4172 as at 4 June 2021
8 Vuse’s carbon neutrality has been independently validated by Vertis based on product Life Cycle Assessment data provided by an independent third party across scopes 1, 2 and 3. Based on ePod, ePen, eTank mini, Alto devices and consumables internal sales forecast (calculated March 2021) for 12 months starting from April 2021.

New Categories comprises Tobacco Heating Products (THP), Vapour and Modern Oral.

Note on Non-GAAP Measures

This announcement contains several non-GAAP measures used by management to monitor the Group’s performance. For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis, as the effect of adjusting items and rates of exchange, which could be significant, may be highly variable and cannot be estimated with reasonable certainty.

The Group’s Management Board regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments, and believes that these measures provide additional useful information to investors. Certain of our measures are presented based on an adjusted basis and on a constant currency basis. Please refer to the 2020 Annual Report on Form 20‐F for a full description of each measure alongside non-financial KPIs, pages 274 to 284.

The principal non-GAAP measure which the Group uses and that is contained in this announcement is adjusted diluted earnings per share which is before the impact of adjusting items and is derived from diluted earnings per share. This announcement also contains operating cash conversion, a non-GAAP measure defined as net cash generated from operating activities before the impact of adjusting items and dividends from associates and excluding trade loans to third-parties, pension short fall funding, taxes paid and after net capital expenditure, as a proportion of adjusted profit from operations.

This announcement also contains adjusted net debt and adjusted EBITDA. The Group uses adjusted net debt and adjusted EBITDA to assess its financial capacity. The Management Board believes that these additional measures, which are used internally, are useful to the users of the financial statements in helping them to see how business financing has changed over the year.

Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in, profit from operations, net finance costs, taxation and the Group’s share of the post‐tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The Group’s management reviews a number of our IFRS and non‐GAAP measures for the Group and its geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year‐on‐year provide additional useful information to investors regarding the operating performance on a local currency basis.

Forward looking statements

References in this announcement to ‘BAT’, ‘Group’, ‘we’, ‘us’ and ‘our’ when denoting opinion refer to British American Tobacco p.l.c. (“BAT PLC”) and when denoting business activity refer to BAT Group operating companies, collectively or individually as the case may be.

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any BAT PLC shares or other securities. This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group’s New Categories strategy; the impact of market size reduction and consumer down-trading; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of BAT PLC for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT PLC.

Additional information concerning these and other factors can be found in BAT PLC filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website http://www.bat.com.